UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes   ☐    No  ☒

Banco Bilbao Vizcaya Argentaria, S.A., in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 18 March 2022

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 18 MARCH 2022

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending 31 December 2021.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board of Directors, Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending 31 December 2021.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Rosario Mirat Santiago, so that any of them, indistinctly and with powers of substitution, may complete (diligenciar), correct, formalise, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of results of Banco Bilbao Vizcaya Argentaria, S.A. for the 2021 financial year in the amount of EUR 1,080,361,075.16 (one billion, eighty million, three hundred and sixty-one thousand, seventy-five euros and sixteen euro cents), in the following terms:

•

The amount of EUR 533,430,926.40 (five hundred and thirty-three million, four hundred and thirty thousand, nine hundred and twenty-six euros and forty euro cents) to the payment of dividends, which has already been paid in full prior to this General Shareholders’ Meeting as an interim dividend for the 2021 financial year, in accordance with the resolution adopted by the Board of Directors at its meeting held on 29 September 2021.

In this regard, it is agreed to ratify in all necessary respects the resolution of the Board of Directors adopted on 29 September 2021, approving the distribution of the aforementioned amount as an interim dividend for the 2021 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

The rest of the result, that is, the amount of EUR 546,930,148.76 (five hundred and forty-six million, nine hundred and thirty thousand, one hundred and forty-eight euros and seventy-six euro cents), to the Company’s voluntary reserves.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2021.

RESOLUTIONS UNDER AGENDA ITEM TWO

To approve a cash distribution from the voluntary reserves of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) in the amount of TWENTY-THREE EURO CENTS (0.23 €) gross per outstanding share of the Bank with the right to participate in said distribution. The payment will be made to the shareholders on 8 April 2022.

RESOLUTIONS UNDER AGENDA ITEM THREE

On this item of the agenda, with the favourable reports of the Appointments and Corporate Governance Committee, the re-election of Mr. Carlos Torres Vila and Mr. Onur Genç, as members of the Board of Directors, for the statutory period of three years, with the status of executive directors, has been approved by the General Meeting.

Likewise, following the proposal of the Appointments and Corporate Governance Committee, the General Meeting has approved the appointment of Ms. Connie Hedegaard Koksbang as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

The approved re-elections and appointments are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable report of the Appointments and Corporate Governance Committee pertaining the re-elections of Mr. Torres Vila and Mr. Genç.

Consequently, the General Meeting has adopted the following resolutions:

3.1.

Re-elect Mr. Carlos Torres Vila, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of executive director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.2.

Re-elect Mr. Onur Genç, of legal age, Turkish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of executive director.

3.3.

Appoint Ms. Connie Hedegaard Koksbang, of legal age, Danish nationality, domiciled for these purposes at Calle Azul, 4, Madrid and passport in force number 208662504, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, establish the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in 15.

RESOLUTIONS UNDER AGENDA ITEM FOUR

One.- To confer authority on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as necessary by law, to increase the Company’s share capital, subject to provisions in the law and in the Company Bylaws that may be applicable at any time and prior obtaining of the authorizations that may be necessary to such end, within the legal term of five (5) years to be counted as from the date on which this resolution is adopted, up to the maximum amount corresponding to 50% of the Bank’s share capital at the time of this authorization.

Likewise, to confer authority on the Board of Directors, as broad as necessary by law, such that, in the manner it deems most appropriate, it may:

(i)

Resolve to increase the share capital, on one or several occasions, by the amount and at the time that the Board of Directors may decide within the limits established herein, by issuing new shares, with or without voting rights, ordinary or preferred, including redeemable shares or shares of any other type permitted by law, with or without issue premium; the countervalue of said shares comprising cash considerations. Also set the terms and conditions of the share capital increase insofar as these are not set in this resolution, including the determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, as well as, where appropriate, the inclusion of the right to redeem the shares, along with the corresponding conditions and the exercise of such right by the Company.

(ii)

Freely offer the shares not subscribed within the period established for the exercise of pre-emptive subscription rights, should these be granted; to establish that, should it be undersubscribed, the share capital increase would be rendered null and void, pursuant to Article 507 of the Corporate Enterprises Act; with the corresponding article of the Company Bylaws being redrafted.

(iii)	Where appropriate, request the listing of the shares issued under this authority for trading on official or unofficial, regulated or unregulated, organized or unorganized,

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

domestic or foreign secondary markets, performing the necessary and appropriate actions and formalities for this purpose before the corresponding public and/or private bodies, including any action, statement or arrangement before the competent authorities of the United States of America for the admission to trading of the shares represented by ADSs (American Depositary Shares), or before any other competent authority.

It is expressly recognized that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities, and the commitment that, should application be made for subsequent delisting of the shares, this will be adopted pursuant to the formal requirements under applicable regulations.

(iv)

Pursuant to the Corporate Enterprises Act, totally or partially exclude shareholders’ pre-emptive subscription rights over any specific share issue that may be made hereunder, when the corporate interest so requires, in compliance with any legal requirements established to this end.

However, notwithstanding compliance with any other legal limitations established for this purpose at any given time, the power to exclude pre-emptive subscription rights will be limited, such that the nominal amount of any share capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of this authority and those that may be resolved or carried out to cover the conversion of convertible issuances that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority delegated under the following agenda item five of this General Meeting (without prejudice to anti-dilution adjustments) may not exceed the nominal maximum overall amount of 10% of the Bank’s share capital at the time of this authorization.

Two.- Nullify, for the unused part, the authority conferred by the Annual General Shareholders’ Meeting held on 17 March 2017, under item four of the agenda.

Three.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorization contained in the first resolution above and to carry out any actions, procedures, requests or applications that may be necessary or advisable for the effectiveness of the authorization, authorizing the Board of Directors to delegate to the Executive Committee (with the power to subdelegate in turn); to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director; and to empower, in the broadest terms, any Company proxy.

RESOLUTIONS UNDER AGENDA ITEM FIVE

One.- To confer authority on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as necessary by law, to issue securities convertible into new Bank shares (other than contingently convertible securities, envisaged

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

to meet regulatory requirements for their eligibility as capital instruments (CoCos) referred to in the resolutions adopted by the Company’s Annual General Shareholders’ Meeting held on 20 April 2021, under agenda item five), subject to provisions in the law and in the Company Bylaws that may be applicable at any time and prior obtaining of the authorizations that may be necessary to such end, on one or several occasions within the maximum term of five (5) years to be counted as from the date on which this resolution is adopted, up to the maximum total amount of SIX BILLION EUROS (EUR 6,000,000,000), or the equivalent in any other currency.

Likewise, to confer authority on the Board of Directors, as broad as necessary by law, such that, in the manner it deems most appropriate, it may:

(i)

Resolve, establish and determine each and every one of the terms, characteristics and conditions of each issue of securities convertible into newly issued Company shares made under this resolution, including, but not limited to, the type of securities (which must be other than the aforementioned contingently convertible securities (CoCos), issuance of which by the Board of Directors is regulated by the resolutions adopted by the Annual General Shareholders’ Meeting held on 20 April 2021, under agenda item five) and their denomination; the amount, always within the maximum overall amount indicated above; the issue date(s); the interest rate; the issue price and, in the case of warrants and similar securities, the issue price and/or issue premium, the strike price—which may be fixed or variable—and the procedure, term and other conditions applicable to the exercising of the right to subscribe for or purchase the underlying shares; the number of securities and the nominal value of each one; the form in which the securities are to be represented; the form and conditions of the distribution, the fixed or variable interest rate, and the dates and procedures for payment of the coupon; the priority of the securities and their potential subordination clauses; where appropriate, the anti-dilution clauses; the applicable law; and, where appropriate, the mechanisms for the collective organization and association and/or representation and protection of the holders of the securities issued, including the appointment of their proxies.

(ii)	Resolve, establish and determine the manner, timing and scenarios for conversion and/or redemption; and the bases and methods of conversion.

(iii)	Resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

If the issue is carried out with a fixed conversion ratio, the Company share price used for the purposes of conversion may not be less than the greater of: (a) the arithmetic mean of the closing prices of the Company share on the securities market or stock market determined by the Board of Directors, during the period that is established, which may not be more than three months or less than fifteen trading days prior to the date on which the specific issuance of convertible securities is approved; and (b) the closing price of the Company share on the securities market or stock market determined by the Board of Directors, on the day prior to the date on which the specific issuance of convertible securities is approved.

If the issuance is made with a variable conversion ratio, the Bank share price used for the conversion must be the arithmetic mean of the closing prices of the Company

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

share on the securities market or stock market determined by the Board of Directors, during the established period, which may not be more than three months or less than five trading days prior to the date on which the conversion trigger event takes place. A premium or, where appropriate, a discount—up to a maximum of 30%—may be applied to the price per share. The premium or discount may be different for each conversion date on each of the issuances or tranches. Likewise, even if a variable conversion ratio is established, a minimum and/or maximum reference price may be determined for the shares for conversion, in the terms resolved by the Board of Directors.

Subject to all other limits applicable under the regulations in effect at any time, the value of the Company share for the purpose of the ratio for converting the securities into shares may not be less than the nominal value of the Company share at the time of conversion, and securities may not be converted into shares when the nominal value of the securities is less than that of the shares.

For the purposes of conversion, the value of the convertible securities will be their nominal value, and may or may not include interest accrued and unpaid at the time of conversion, and any rounding formulae considered suitable may be determined.

(iv)

Request, where appropriate, the admission to trading of the convertible securities issued by virtue of this delegation, and/or the shares issued to cover their conversion, in official or unofficial, regulated or unregulated, organized or unorganized secondary markets, Spanish or foreign, and to carry out any procedures or actions deemed necessary or advisable for this purpose with regard to the corresponding public and/or private bodies.

The Company hereby expressly submits to the regulations that exist now or that could be enacted in the future with regard to trading, and particularly with regard to contracting, retention and exclusion from trading and the undertaking that, in the event that exclusion from trading of the securities or shares is subsequently requested, this will be adopted with the formalities required by the applicable regulations.

(v)

Increase the Bank’s share capital by the amount necessary to cover the conversion commitments or requests, within the limits that, where applicable, are in force and available at any time, being authorized to declare the issue undersubscribed, where applicable, establishing the specifications of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article of the Company Bylaws.

If the issuance is convertible and callable, it may be established that the Company reserves the right to choose, at any given time and with the limits that, where applicable, are in force and available at all times, between the conversion of shares from the Company’s new issue or an exchange for outstanding shares. It may also be decided that the delivery should include a combination of newly issued shares and outstanding shares, in full compliance with the equal treatment of all holders of securities that are converted and/or called on the same date.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vi)

Exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issuance, when the corporate interest so requires, complying, in all cases, with the legal requirements and limitations established for this purpose at any given time.

However, notwithstanding compliance with any other legal limitations established for this purpose at any given time, the power to exclude pre-emptive subscription rights will be limited, such that the nominal value of any share capital increases resolved or effectively carried out to cover the conversion of the issuances in use of this authority (without prejudice to anti-dilution adjustments) with the exclusion of pre-emptive subscription rights and any others likewise resolved or carried out with the exclusion of pre-emptive subscription rights in use of the authority delegated under this General Meeting’s agenda item four, does not exceed the overall maximum nominal value of 10% of the Bank’s share capital at the time of this authorization.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorization contained in the first resolution above and to carry out any actions, procedures, requests or applications that may be necessary or advisable for the effectiveness of the authorization, authorizing the Board of Directors to delegate to the Executive Committee (with the power to subdelegate in turn); to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director, and to empower, in the broadest terms, any Company proxy.

RESOLUTIONS UNDER AGENDA ITEM SIX

One.- To authorize derivative acquisition by Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”), directly or via any of its subsidiaries, for a maximum term of five (5) years as of the date on which this resolution is approved, of BBVA shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, all pursuant to the applicable legislation, and to subsequently dispose of the shares acquired by any means permitted by law.

The derivative acquisition of BBVA shares will be subject to the conditions established under applicable legislation, under any external or internal regulation applicable at any time, and under any restrictions that may be applied by any competent authority. In this respect, the nominal value of the treasury stock acquired, directly or indirectly, under this authorization, when added to the treasury stock already held by the Company and its subsidiaries at any time, will at no time exceed ten per cent (10%) of the subscribed share capital of BBVA (or any other lower limit established by the legislation applicable at any time).

Moreover, the acquisition price of BBVA shares will be subject to the condition that this must not be below its nominal value or ten per cent (10%) higher than the listing price or any other price associated with the shares at the time of acquisition.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Authorization is expressly granted for the treasury shares acquired by the Company or any of its subsidiaries hereunder to be partially or totally set aside for workers or directors of the Company or its subsidiaries, either directly or as a result of exercising any option rights that they may hold.

This authorization, as from the time it has been approved, replaces and renders null and void that granted by the Annual General Shareholders’ Meeting of the Company held on 16 March 2018, in agenda item three.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorization contained in the previous resolution and to carry out any actions, procedures, requests or applications that may be necessary or advisable for the effectiveness of the authorization, authorizing the Board of Directors to subdelegate such authority to the Executive Committee, with express power to delegate this in turn; to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director; and to empower, in the broadest terms, any Company proxy.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of THREE HUNDRED AND TWENTY-SIX MILLION, SEVEN HUNDRED AND TWENTY-SIX THOUSAND, FOUR HUNDRED AND FORTY-TWO EUROS AND FORTY-TWO EURO CENTS (EUR 326,726,442.42), corresponding to SIX HUNDRED AND SIXTY-SIX MILLION, SEVEN HUNDRED AND EIGHTY-EIGHT THOUSAND, SIX HUNDRED AND FIFTY-EIGHT (666,788,658) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA, both those acquired by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 16 March 2018 under item three of the agenda, and those that may be acquired by virtue of the authorization, if appropriate, granted by this General Shareholders’ Meeting under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction does not involve the repayment of shareholder contributions as the Company itself holds the shares to be redeemed, and the share capital reduction

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

To confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chairman of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)

Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in official or unofficial, regulated or unregulated, organized or not, domestic or foreign secondary markets, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Two.- Nullify, for the unused part, the resolution adopted by the Annual General Shareholders’ Meeting held on 20 April 2021, under item six of the agenda.

RESOLUTIONS UNDER AGENDA ITEM EIGHT

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on 9 February 2022, and which has been made available to shareholders as of the date on which this General Meeting was convened.

RESOLUTIONS UNDER AGENDA ITEM NINE

Pursuant to article 264 of the Corporate Enterprises Act and the proposal of the Audit Committee, appoint as Statutory Auditor of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for financial years 2022, 2023 and 2024, firm Ernst & Young, S.L., with registered office in Madrid, Calle Raimundo Fernández Villaverde, 65—Torre Azca, tax identification number B78970506, registered with the Official Registry of Accounts Auditors of the Institute of Accounting and Audit under number S0530 and with the Commercial Registry of Madrid, at volume 9,364 general, folio 68, section 3rd, page 87,690-1.

The Board of Directors submitted this agreement to the Annual General Shareholders’ Meeting, following the recommendation and preference stated in the Audit Committee’s proposal of appointment, based on the statutory auditor selection process carried out by said Audit Committee in accordance with the criteria established by applicable account auditing regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM TEN

Authorise the Board of Directors, with express substitution powers in favour of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorise the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

RESOLUTIONS UNDER AGENDA ITEM ELEVEN

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2021, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

Additionally, it is informed that after the General Shareholders’ Meeting the term of office of the director Sunir Kumar Kapoor expired, and thus he ceased to be member of the Board of Directors. Consequently, he also ceased to be member of the Technology and Cybersecurity Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 18, 2022	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors